

Mail Stop 7010

January 12, 2009

Mr. David Mathieson
Senior VP and CFO
RSC Holdings Inc.
6929 E. Greenway Pkwy
Scottsdale, AZ 85254

> **RE:** **Form 10-K for the fiscal year ended December 31, 2007**
> **Forms 10-Q for the periods ended March 31, 2008, June 30, 2008 and**
> **September 30, 2008**
> **File No. 1-33485**

Dear Mr. Mathieson:

We have completed our review of your Form 10-K and related filings for RSC Holdings, Inc., RSC Equipment Rental, Inc. and RSC Holdings III, LLC and have no further comments at this time.

If you have any further questions regarding our review of legal or disclosure matters in your filings, please direct them to Errol Sanderson, Financial Analyst, at (202) 551-3746 or, in his absence, Jennifer Hardy, Legal Branch Chief, at (202) 551-3767. Please contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, the undersigned at (202) 551-3769 if you have questions regarding our review of the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief